December 5, 2024

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
12175 Visionary Way
Fishers, Indiana 46038

        Re: Arrive AI Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 8, 2024
            CIK No. 0001818274
Dear Daniel S. O'Toole:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 28, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 8, 2024
Risk Factors
Our listing differs significantly...., page 24

1. You state that Maxim Partners LLC has entered into "contractual lock-up agreements or other contractual restrictions on transfer that are applicable to the Direct Listing";
       here and in the Plan of Distribution, please describe these agreements and restrictions.
       You state that your "directors, named executive officers and certain other stockholders are subject to restrictions as to the number of shares of common stock each may dispose of in any given period"; here and in the Plan of Distribution, please describe these restrictions.
 December 5, 2024
Page 2

Business, page 31

2.    We note your amended disclosure in response to prior comment 9, however the
      current status of your operations remains unclear. Please further revise this section as follows:
          State in the first paragraph that you are a development stage company with no revenues to date.
          Where you name certain businesses, please state that you do not have contracts with them and may never have contracts with them.
          State that there is no guarantee that you will meet your business and partnership goals.
          Revise your statement that Arrive Points and Arrive Point Network "are the foundation to a platform approach to support the ALM ecosystem" to state that you anticipate they will be the foundation.
          Where you discuss the "first post-pilot MaaS production support," clarify that you do not know whether customers currently on pilot programs will choose to
          subscribe for your services after the pilot program ends.
          Clarify the difference between "active customer agreements" and "Statements of
          Work." Where you identify the companies with customer agreements/SOW, revise to describe the nature and material terms of such agreements, clarify
          whether they are for your pilot programs or for revenue-generating activity, and file them as exhibits.
          Where you discuss your "2025 prospect pipeline," revise to state that you do not know if any of the assisted living communities and hospital chains that expressed interest will enter into agreements with you for your services.
          You state that you "are installing AP3 units...for which we will provide MaaS in
          2025." Please revise to state whether you have agreements in place to provide such services for compensation, with whom, and under what terms. Where you discuss operational platform fees and state that these
"capabilities will
          be introduced through our AP5 development and pilot program," clarify whether you have engaged participants for such a pilot program.
3. Please revise to provide sources for the following statements or revise to clarify that they are management's beliefs:
          Arrive is pioneering the emerging market for the automated exchange of packages and goods between people, robots, and drones with our autonomous last mile
          (   ALM   ) mailbox.
          The future of automated last-mile delivery, consumer services, and business operations all need smart, secure, and seamless exchanges of packages, goods, supplies, food, and medicine between people, robots, and drones.
4. We note your statement that ALM Access Point is designed to provide a "frictionless exchange point." Please define "frictionless" and give an example of how
ALM
      Access Point is designed to work as a frictionless exchange point. December 5, 2024
Page 3
5.     We note your statement comparing your ALM mailboxes to "traditional smart
       mailboxes and locker boxes." Please describe the differences in further detail.
6.     We note your statement that "[n]ote that the rate of data accumulation could be
       slowed if there are insufficient numbers of units deployed or if the units are under-
       utilized, either of which would result in slower data accumulation and therefore would delay the expected timeframe for likely AI improvements and monetization." Please elaborate to disclose the metrics necessary to meet your data accumulation goals.
7.     We note your statement that "Arrive AI   s MaaS subscription model is
designed to
       accelerate market adoption by making implementation simple and affordable while enabling us to support an increasingly large ALM mailbox network. After 12-18 months of delivering MaaS, beginning in December 2024, Arrive AI should collect sufficient data by 2026 to begin to better leverage the growing dataset with improved
       AI and ML models for enhanced services and insights for customers and partners."
       Please elaborate on each claim in this statement by providing support for the claims made.
8. We note your amended disclosure in response to prior comment 11 and we reissue it in part. Please revise as follows:
           Revise the statement "As Arrive operations scale, they will produce large amounts of unique data that will become the foundation for monetization using ML and
           AI    to clarify that it is aspirational.
           Revise the statements in bullets 7, 8, and 9, and the last statement in the comment regarding pilots with Amazon, Google/Wing, Zipline, Walmart and others, to clarify that you do not know whether you will be able to achieve such goals.
9. We note your amended disclosure in response to prior comment 12 and we reissue it in part. On page 34 where you reference open-source software, revise to state, if true, that all of your software is open-source/third-party and none of it is proprietary.
       Additionally, please clarify the terms under which 12-18 months of operational data will enable you to reach "critical mass," including whether that estimated time-frame is based on a certain level of operations, number of customers, etc. Please also clarify how machine learning and artificial intelligence will be used to generate additional revenue, and not just further operational efficiencies. Finally, please update your risk factors accordingly.
10. We note your amended disclosure in response to prior comment 13 in the risk factors section; please also include this disclosure in the business section. Please revise this section to disclose your plan to use machine learning and artificial intelligence by employing algorithms as they relate to delivery, pickup, users, environment, and autonomous logistics. In each example, please provide a more detailed discussion of the specific data points or types of data that would be collected/used in each category and revise to include appropriate risk factor disclosure that addresses the material risks associated with collecting, storing, and using such data in an algorithm.
Intellectual Property, page 32

11. We note your statement that your intellectual property position includes four foundational patents. However, we note your list following this statement appears to
 December 5, 2024
Page 4

       include seven different patents. Please disclose which patents are the "foundational"
       patents and explain the 170 granted claims associated with such patents. Early Market Progress, page 37

12. We note your amended disclosure in response to prior comment 7. Please disclose the businesses of the customers with whom you have active customer agreements.
       Additionally, we note your added disclosure regarding Google Wing, Zipline, Serve
       Robotics, and Starship Robotics, and large retailers and delivery services like
       Walmart, DoorDash, and Uber Eats and the various pilots associated with those companies. Please revise to make it clear that you and your operations are not affiliated with such companies or their associated pilots and may never be.
Begin with a Beachhead, page 38

13. We note your revised disclosure in response to prior comment 16 that "[n]o definitive agreements have been executed yet and technology development partnerships are in progress at this moment." Please revise to elaborate on the number, terms, status and anticipated completion date of the technology development partnerships, state with whom you are negotiating, and state there is no guarantee you will actually enter into such agreements.
Industry Overview and Opportunity
US Market Overview, page 40

14. We note your amended disclosure in response to prior comment 14. Please revise to include as part of the narrative text the statements that these figures are based on management's projections in the disclosure, instead of as a footnote to the disclosure, as the footnote you included conflicts with another footnote already on this page.
       Additionally, please revise to note the date of which management made such projections and revise to include any assumptions or limitations associated with such projections.
Regulatory Background, page 41

15. We note your amended disclosure in response to prior comment 18. We note that you did not include any disclosure regarding the regulatory implications with respect to medical operations and the transport/delivery of prescriptions, biologics, etc. To the extent that you believe that you will not be subject to any regulations in these areas, please revise to state as much and explain why not.
Patents, page 43

16. We note your amended disclosure in response to prior comment 19, including your note that you are using the term "anticipated expiration" because maintenance fees are required to assure the full 20 years. Please revise your risk factor on page 13 regarding your reliance on intellectual property to reflect this. Additionally, please revise to disclose whether the maintenance fees are due up-front, on a schedule, or otherwise.
       Finally, please clarify which party is responsible for paying the maintenance fees while you are licensing the IP from your CEO.
 December 5, 2024
Page 5
17. We note your revised disclosure in response to prior comment 29. However, it appears that your revised disclosure still does not align with the patent information in your investor presentation. For example:
          Your revised disclosure states "Arrive has three (6) approved, registered, and issued United States patents." Please clarify the number of patents that Arrive holds.
          Your revised disclosure states that you have 43 international patents, whereas your investor presentation states that you have 48 international patents.
          Your revised disclosure does not mention the 130+ filed feature claims that is highlighted in the investor presentation.
      Please revise for consistency.
Recent Developments and Current Licenses Held, page 44

18. We note your response to prior comment 30. Please revise your disclosure in this section regarding the Bruush merger to include the date that the Merger Agreement was terminated.
Legal Proceedings, page 45

19. We note your amended disclosure in response to prior comment 21. Please revise to name the "neutral state court" in which the proceedings are currently pending and the value of the unpaid salary and stock awards. Refer to Item 103 of Regulation S-K.
Employment Agreements, page 52

20. We note your amended disclosure in response to prior comment 10 and we reissue it.
      Please revise to include a summary of the material terms of the Pargoe Agreement and file it as an exhibit.
Executive and Director Compensation
Summary Compensation Table, page 52

21. We note your amended disclosure in response to prior comment 23. Please revise the
      Summary Compensation Table to include a footnote to the Stock Awards column, based on Instruction 1 to Item 402(n)(2)(v) of Regulation S-K. Please also amend the compensation paid to your CEO to include the amounts paid under the consulting agreement. If that amount is included here, please include appropriate narrative description so that an investor can understand the breakdown of CEO compensation.
      Please also revise your narrative disclosure to explain the stock awards. Finally, we note the table titled Outstanding Equity Awards at September 25, 2024. However, this table should reflect outstanding equity awards at fiscal year end. Please revise.
Director Compensation
Fiscal Year 2022 and 2021 Director Compensation, page 56

22. We note your statement that "[w]e have note yet paid any compensation to the directors in connection with their directorship." We also note your statement that
      "John Callan (former Director) 133,000 shares awarded 2021." Please explain.
 December 5, 2024
Page 6
Certain Relationships and Related Person Transactions, page 57

23. We note your amended disclosure in response to prior comment 24 and we reissue it in part. Please revise to state, if true, that there is no explicit provision of the agreement that allows you to extend the contract by continuing to pay licensing fees.
       State the current effective term of the agreement or termination date. Clarify what will happen after the seventh year under the agreement, including what would happen to the company in the event that the agreement is terminated. Clarify what will happen to the company if Mr. O'Toole attempts to terminate for any reason. Please update your risk factors to describe the related risks to the company and investors.
24. We note your amended disclosure in response to prior comment 25. Please revise to include the dollar value that has been paid to the CEO to date under the exclusive patent license agreement. Additionally, please elaborate on the $17 million valuation of the license agreement, including the assumptions underlying the total number of units to be installed and the sales projections. Please revise to state whether the valuation, number of units, and sales projections were prepared by management, a financial advisor, or another third party.
Report of Independent Registered Public Accounting Firm, page F-3

25. We note your response to our prior comment 26 and associated revised disclosure to remove subsequent event information not reviewed by your auditors. It appears the information removed is material and should be disclosed pursuant to paragraph b of the definition of subsequent events in ASC 855-10-20 and 855-10-50-2. Please revise your disclosure accordingly and have your auditors update the date of their audit report pursuant to AS 3110.05.
Signatures, page II-6

26. We note your response to comment 27. Please confirm whether your principal financial officer is also your principal accounting officer.
General

27. We note your amended disclosure in response to prior comment 32 and we reissue it in part. Please identify the Registered Stockholders and provide the disclosure required by Item 403 and Item 507 of Regulation S-K.
28. We note your response to prior comment 28, but you have not revised the risk factor disclosure as requested. Please revise to discuss the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.
Prospectus Cover Page

29.    Please move the following disclosure from the prospectus cover page to the
       Prospectus Summary, as it may be confusing to investors to describe securities that are not part of the direct listing on the cover page: "As of September 25, 2024, we had a total of 910,189 warrants outstanding. The shares issued upon the exercise of the warrants may be freely sold upon effectiveness of a registration statement covering such shares, these shares may be freely sold in reliance on an exemption
       from registration subject to Rule 144 under the Securities Act (   Rule
144   ). We also
 December 5, 2024
Page 7

       have 2,459,575 shares of common stock issuable upon the exercise of options outstanding as of the date of this prospectus. All the shares of common stock subject to stock options outstanding and reserved for issuance under our equity incentive plan are expected to be registered on Form S-8 under the Securities Act and such shares are eligible for sale in the public markets, subject to the limitations applicable to affiliates under Rule 144." Also revise to clarify whether any of the options or warrants are held by Registered Stockholders.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Joseph Lucosky